Quorum Health Corporation

4000 Meridian Boulevard

Franklin, Tennessee 37067

April 1, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes Alexandra M. Ledbetter William H. Dorton Mary Mast Lisa Vanjoske

Re:	Quorum Health Corporation Exchange Act Registration Statement on Form 10 File No. 001-37550

Ladies and Gentlemen:

Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder, as amended, Quorum Health Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form 10 (File No. 001-37550) (as amended to date, the “Registration Statement”), be accelerated to 4:00 p.m., New York time, on Monday, April 4, 2016, or as soon as practicable thereafter.

In accordance with Rule 12d1-2, the reason for this request is that Community Health Systems, Inc. (“CHS”) has set April 22, 2016 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur at 4:15 p.m., New York time, on April 29, 2016. Accordingly, CHS and the Company would like to make the Information Statement filed as an exhibit to the Registration Statement available to the stockholders of CHS in advance of the distribution.

In connection with the request, the Company hereby acknowledges:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 1, 2016

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Jay H. Knight of Bass, Berry & Sims PLC, our outside counsel, at (615) 742-7756. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Knight.

Very truly yours,

QUORUM HEALTH CORPORATION

By:	/s/ Thomas D. Miller
Thomas D. Miller
President and Chief Executive Officer

cc:	Michael J. Culotta, Quorum Health Corporation
R. Harold McCard, Jr., Esq., Quorum Health Corporation
W. Larry Cash, Community Health Systems, Inc.
Rachel A. Seifert, Esq., Community Health Systems, Inc.
Leigh Walton, Bass, Berry & Sims PLC
Jay H. Knight, Bass, Berry & Sims PLC

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